April 23, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ADMA Biologics, Inc. Registration Statement on Form S-1, as amended File No. 333-186579

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 22, 2013 and the date hereof, approximately 1,300 copies of the Preliminary Prospectus dated April 22, 2013 were distributed as follows: approximately 0 to prospective underwriters; approximately 300 to institutional investors; approximately 0 to prospective dealers; and approximately 1,000 to individuals.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 pm Eastern time on April 24, 2013  or as soon thereafter as practicable.

Very truly yours, Oppenheimer & Co. Inc. BMO Capital Markets Corp.
As Representatives of the several
Underwriters

Oppenheimer & Co. Inc.

By:	/s/ Douglas Cameron
Name: Douglas Cameron
Title: Managing Director

BMO Capital Markets Corp.

By:	/s/ Lori A. Begley
Name: Lori A. Begley
Title: Managing Director